                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2005

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                  SIGNATURES:

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NEUROCHEM INC.

August 16, 2005

                                          By: /s/   Dr. Lise Hebert
                                              ----------------------------------
                                              Dr. Lise Hebert, Vice-President,
                                              Corporate Communications

[PICTURE]

SECOND QUARTER ENDED JUNE 30, 2005
[logo] Driven to enhance peoples lives_

Message to Shareholders_

This quarter has been very active and we are pleased with the progress being made to bring innovative and much needed therapeutic drugs to the marketplace. Our progress on both Fibrillex(TM) and Alzhemed(TM), Neurochem's investigational product candidates for the treatment of Amyloid A (AA) Amyloidosis and Alzheimer's Disease (AD), respectively, continues to be encouraging.

Fibrillex(TM)

Let me begin by reviewing recent events related to Fibrillex(TM).

As you will recall, we released during the second quarter the results from the Phase II/III clinical trial, data which we then submitted to the U.S. Food and Drug Administration (FDA) in advance of our face-to-face meeting with them in June. The study did not meet the pre-specified p-value of the primary endpoint which included measurements of renal function and death. However, the data suggested that the product candidate is well tolerated and has a useful clinical effect in patients suffering from AA Amyloidosis by decreasing the number of worsening events experienced and by delaying the progression of renal decline in patients.

As a result of the meeting and its preliminary review of the data from the Phase II/ III clinical trial, the FDA has agreed to file and review a New Drug Application (NDA) for Fibrillex(TM). The NDA filing is expected to be initiated shortly and we hope to complete this process by the end of this year.

We have also requested a priority review, and the FDA has indicated, as is usually the case, that its decision will come after the NDA filing is complete.

In response to the FDA's request, Neurochem is planning to provide as part of its NDA filing additional follow-up data and analysis. The data will be collected between now and year-end from the ongoing open-label Phase II/III extension study which currently includes 94 AA Amyloidosis patients.

Lastly, Neurochem and its partner, Centocor, Inc., a wholly-owned subsidiary of Johnson & Johnson, are committed to the development of Fibrillex(TM) since this product candidate targets a serious medical need for which there is no specific treatment available today.

Alzhemed(TM)

I would like to turn now to a review of our progress on Alzhemed(TM), our investigational product candidate for the treatment of AD.

Just after the close of the quarter, we announced that we had successfully recruited the 950 patients required for the Phase III clinical trial. In reality, the clinicians have recruited 1,052 patients. Our initial target of 950 was exceeded primarily because we decided to include all of the patients who had been screened by our June 30th deadline and who met the entry criteria for the trial. The majority of the AD patients in the North American trial are mild, with an average and median rating at entry close to 21 on the Mini Mental State Exam or MMSE, a standard measure of cognitive function.

So far, the drop-out rate of 7% to 8% is below what we had anticipated and is expected to increase in the future as we approach the completion of the 18-month Phase III clinical trial.

During the second quarter, Neurochem also received two recommendations from its Independent Safety Review Board to continue the North American Phase III trial for Alzhemed(TM). These recommendations reinforce our previous findings that the product candidate is well tolerated and its pharmacokinetic profile is well characterized.

NEUROCHEM SECOND QUARTER ENDED JUNE 30, 2005

The trial is advancing well and more than 400 patients have completed six months of the trial. We would like to remind you that patients' conditions are fully evaluated every three months. Therefore, these patients should have, in theory, already been tested twice.

We expect to start patient recruitment for the Phase III clinical trial in Europe soon after the investigator meeting scheduled to take place in mid-September. The program has been well received by the European medical community and participating clinical sites are eager to start patient recruitment.

The trial design is similar to that in North America and we have already initiated the Investigational New Drug applications in the many participating countries, including France, UK, Italy, Switzerland, Germany, Spain, Belgium, the Netherlands, Poland and Sweden.

Recent Developments

Neurochem has been included as a founding member of the NASDAQ Healthcare Index, covering companies classified in the health, pharmaceutical or biotechnology sectors. As stated by NASDAQ officials, "new indices provide market participants with new opportunities to own shares in industry-leading companies and equip them with additional investment options."

One other important development following the close of the quarter was Picchio Pharma's exercise of a warrant that provided approximately $8.8 million in proceeds for Neurochem.

In conclusion, I am proud to lead a Company of this caliber and potential, with a team so dedicated to bringing our product candidates to market. On behalf of Neurochem employees and Board, I would like to thank you for your continued support and confidence.

[signed]

Dr. Francesco Bellini
Chairman, President and Chief Executive Officer

NEUROCHEM  SECOND QUARTER ENDED JUNE 30, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations for the
Three and Six-Month Periods Ended June 30, 2005_

The following information should be read in conjunction with the unaudited consolidated financial statements for the six-month period ended June 30, 2005, as well as the audited consolidated financial statements for the year ended December 31, 2004. For discussion regarding related-party transactions, contractual obligations and commercial commitments, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations as well as the Annual Information Form for the year ended December 31, 2004. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS_

For the three-month period ended June 30, 2005, the net loss amounted to $18,694,000 ($0.54 per share), compared to $14,072,000 ($0.47 per share) for the corresponding period last year. For the six-month period ended June 30, 2005, the net loss amounted to $35,664,000 ($1.08 per share), compared to $23,236,000 ($0.77 per share) for the same period last year.

Revenues from collaboration agreement amounted to $822,000 for the current quarter ($2,027,000 for the six-month period) and consist of the revenue earned under the agreement with Centocor, Inc. (Centocor) in respect of Fibrillex(TM). Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the remaining estimated period to the date the regulatory approvals of the investigational drug product are anticipated. The estimated period is subject to change based on additional information that the Company may receive periodically.

Reimbursable costs revenue amounted to $213,000 for the current quarter ($657,000 for the six-month period) and consists of costs reimbursable by Centocor in respect of Fibrillex(TM) related activities. The Company does not earn any margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $12,897,000 for the current quarter ($24,862,000 for the six-month period), compared to $7,008,000 for the same period last year ($12,585,000 for the six-month period). The increase is due primarily to expenses incurred in relation to the development of Alzhemed(TM) for the North American Phase III clinical trial and preparation for the European Phase III clinical trial. For the quarter and six-month period ended June 30, 2005, research and development expenses also includes costs incurred to support the on-going Fibrillex(TM) Phase II/III open-label extension study, the on-going Alzhemed(TM) Phase II open-label extension study, as well as on-going drug discovery programs.

Research tax credits amounted to $532,000 this quarter ($941,000 for the six-month period), compared to $309,000 for the corresponding period last year ($621,000 for the six-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program. The increase is due to higher eligible expenses during the current period.

General and administrative expenses totaled $5,917,000 for the current quarter ($11,082,000 for the six-month period), compared to $4,624,000 for the same quarter last year ($8,589,000 for the six-month period). The increase is attributable to the expansion of the corporate infrastructure to support growth and higher legal fees incurred in respect of the dispute with Immtech International, Inc. (Immtech). The expansion of corporate infrastructure includes an increase in operating costs related to the facilities acquired during the second quarter of 2004 and other corporate agreements and matters.

Reimbursable costs amounted to $213,000 for the current quarter ($657,000 for the six-month period) and consist of costs incurred on behalf of Centocor in respect of Fibrillex(TM) related activities and reimbursable by Centocor.

NEUROCHEM  SECOND QUARTER ENDED JUNE 30, 2005

Stock-based compensation amounted to $2,292,000 for the current quarter ($3,062,000 for the six-month period), compared to $2,239,000 for the corresponding quarter last year ($2,663,000 for the six-month period). This expense relates to employee and director stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. For the quarter and six-month period ended June 30, 2005, stock-based compensation also includes expenses of $1,441,000 relating to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004. Regulatory and shareholders' approval were obtained during the current quarter.

Special charges amounted to nil for the quarter and six-month period ended June 30, 2005 compared to $2,085,000 for the quarter and six-month period ended June 30, 2004, and were related to the relocation to facilities acquired from Shire Biochem Inc. in May 2004.

Depreciation and amortization amounted to $575,000 for the current quarter ($1,145,000 for the six-month period), compared to $499,000 for the same quarter last year ($867,000 for the six-month period). The increase reflects the depreciation and amortization associated with the acquisition during the past year of additional property and equipment, including the facilities acquired in the second quarter of 2004, and the increase in patent costs.

Interest and bank charges amounted to $133,000 for the current quarter ($254,000 for the six-month period), compared to $24,000 for the same quarter last year ($48,000 for the six-month period). The increase is due to interest expense on the $10,500,000 revolving decreasing term credit facility entered into by the Company to finance the acquisition of the facilities in 2004.

Interest income amounted to $633,000 for the current quarter ($884,000 for the six-month period), compared to $253,000 for the same quarter last year ($575,000 for the six-month period). The increase results from higher average cash balances in the current period compared to the same period last year, due to proceeds received from the public offering in March 2005. Refer to the Liquidity and Capital Resources section for details.

Foreign exchange gains amounted to $1,406,000 for the current quarter ($1,632,000 for the six-month period), compared to $1,650,000 for the same quarter last year ($2,091,000 for the six-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily US dollars. The decrease is attributable to lower foreign exchange gains realized in the current quarter compared to the same period last year on the conversion of US dollars into Canadian dollars.

Other income amounted to $296,000 for the current quarter ($347,000 for the six-month period), compared to $85,000 for both the quarter and six-month period ended June 30, 2004. Other income consists of non-operating revenue, such as rental revenue.

VARIABLE INTEREST ENTITIES

On January 1, 2005, the Company adopted the recommendations of the CICA Accounting Guideline 15 - Consolidation of Variable Interest Entities (VIE). This guideline requires the Company to identify VIEs in which it has an interest, to determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIEs. The implementation of AcG-15 resulted in the consolidation of the Company's interest in a holding company that owns Innodia Inc.'s shares, starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the opening deficit by $2,501,000 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359,000 and $1,439,000, respectively. The implementation of this accounting guideline resulted in the consolidation in the current quarter of a share of loss in a company subject to significant influence of $824,000 ($1,579,000 for the six-month period) and non-controlling interest of $245,000 ($470,000 for the six-month period), in the Consolidated Statement of Operations.

NEUROCHEM SECOND QUARTER ENDED JUNE 30, 2005

LITIGATION

In connection with an agreement concluded in 2002, Immtech brought claims against the Company in legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute is now before an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration. A hearing has been scheduled by the arbitral tribunal for mid-September 2005.

Immtech has claimed monetary damages which, to date, it has estimated at between a total of US$18 million and US$42 million, which includes an estimated valuation for equitable relief. The Company counterclaims damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter. The Company has, and will continue to, vigorously defend itself against claims brought by Immtech.

QUARTERLY RESULTS (UNAUDITED)_

(in thousands of Canadian dollars, except per share data)

                                                                             Net loss per share
             Quarter                           Revenue         Net Loss       Basic and diluted
-----------------------------------------    -----------     -----------     ------------------
Year ended December 31, 2005
Second                                          1,035        $   (18,694)       $     (0.54)
First                                           1,649        $   (16,970)       $     (0.54)

Year ended December 31, 2004
Fourth                                            132        $   (15,388)       $     (0.51)
Third                                               -        $   (13,775)       $     (0.45)
Second                                              -        $   (14,072)       $     (0.47)
First                                               -        $    (9,164)       $     (0.31)

Six-month period ended December 31, 2003
Second                                              -        $    (9,986)       $     (0.34)
First                                               -        $    (6,787)       $     (0.28)

The increase in quarterly losses is primarily due to additional investments in research and development as the Company's product candidates advance through clinical trials.

LIQUIDITY AND CAPITAL RESOURCES_

As at June 30, 2005, the Company had available cash, cash equivalents and marketable securities of $75,727,000, compared to $29,173,000 at December 31, 2004. The increase is primarily due to proceeds received from the issue of additional share capital during the first quarter of 2005 (as described below), net of funds used in operations and in investing activities.

On March 9, 2005, the Company completed a public offering of its common shares in the United States and in Canada. The Company issued four million common shares at a price of US$15.30 per share. Total proceeds from the offering were $74,495,000 (US$61,200,000) and the issue costs totaled $4,955,000. Certain funds raised from the share issuance were denominated in U.S. dollars. The Company maintains a significant U.S. dollars position to serve as a natural hedge of exchange rate fluctuations with respect to planned U.S. dollar denominated research and development expenditures primarily relating to its phase III clinical programs. Net proceeds will be used to fund the clinical trials of the Company's product candidates (primarily Alzhemed(TM)), other research and development programs, advancing Fibrillex(TM), working capital and general corporate purposes.

NEUROCHEM SECOND QUARTER ENDED JUNE 30, 2005

On July 25, 2005, Picchio Pharma Inc. exercised a warrant previously issued pursuant to a July 2002 private placement, generating total proceeds to the Company of $8,764,000 and the issuance of 2,800,000 common shares from treasury.

As at July 31, 2005, the Company had 37,379,393 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,324,485 options granted under the stock option plan and 1,200,000 warrants issued and outstanding.

NEUROCHEM SECOND QUARTER ENDED JUNE 30, 2005

Consolidated Balance Sheets_

(Unaudited)
June 30, 2005 and December 31, 2004 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                           JUNE 30,       JUNE 30,     December 31,
                                                             2005           2005           2004
                                                           --------      ---------     ------------
                                                            (US$ -         (CDN$)        (Cdn$)
                                                            NOTE 1)                      (Audited)
ASSETS
Current assets:
   Cash and cash equivalents                                 61,786        75,727          7,207
   Marketable securities                                          -             -         21,966
   Amount receivable under collaboration agreement                -             -         14,443
   Sales taxes and other receivables                            425           521            782
   Research tax credits receivable                            1,763         2,161          1,349
   Prepaid expenses and deposits                              3,242         3,974          3,836
                                                           --------      --------       --------
                                                             67,216        82,383         49,583

Restricted cash (note 3)                                      6,000         7,354              -
Long-term prepaid expenses and deposits                       1,268         1,554          1,361
Long-term investment                                          1,452         1,780          4,421
Property and equipment                                       13,213        16,194         16,690
Patents                                                       3,680         4,510          4,393
                                                           --------      --------       --------
                                                             92,829       113,775         76,448
                                                           ========      ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                           3,571         4,377          4,060
   Accrued liabilities                                        7,802         9,562          6,424
   Deferred revenue                                           2,682         3,287          4,820
   Current portion of obligations under capital leases          157           193            416
   Current portion of long-term debt (note 4)                   303           371            686
                                                           --------      --------       --------
                                                             14,515        17,790         16,406

Deferred revenue                                              7,570         9,278          9,772
Long-term accrued liabilities                                    95           116            126
Long-term debt (note 4)                                       7,731         9,475          9,450
                                                           --------      --------       --------
                                                             29,911        36,659         35,754
                                                           --------      --------       --------

Non-controlling interest                                        790           969              -

Shareholders' equity:
   Share capital (note 5)                                   205,333       251,664        175,855
   Additional paid-in capital (note 5)                        6,959         8,529          5,765
   Deficit                                                 (150,164)     (184,046)      (140,926)
                                                           --------      --------       --------
                                                             62,128        76,147         40,694

Litigation (note 8)
Subsequent event (note 11)
                                                           --------      --------       --------
                                                             92,829       113,775         76,448
                                                           ========      ========       ========

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM  SECOND QUARTER ENDED JUNE 30, 2005

Consolidated Statements of Operations_

(Unaudited)
Periods ended June 30, 2005 and 2004 (in thousands of Canadian dollars, except per share data) (in accordance with Canadian GAAP)

                                                Three months ended June 30,          Six months ended June 30,
                                             --------------------------------    --------------------------------
                                               2005       2005        2004         2005       2005        2004
                                             -------- ----------- -----------    -------- ----------- -----------
                                              (US$ -      (CDN$)      (Cdn$)      (US$ -      (CDN$)      (Cdn$)
                                              NOTE 1)                             NOTE 1)
Revenues:
   Collaboration agreement (note 3)              671         822           -       1,654       2,027           -
   Reimbursable costs                            174         213           -         536         657           -
                                             -------  ----------  ----------     -------  ----------  ----------
                                                 845       1,035           -       2,190       2,684           -
                                             -------  ----------  ----------     -------  ----------  ----------

Expenses:
   Research and development                   10,523      12,897       7,008      20,285      24,862      12,585
   Research tax credits                         (434)       (532)       (309)       (768)       (941)       (621)
   Research grants                                (8)        (10)       (110)        (16)        (19)       (229)
                                             -------  ----------  ----------     -------  ----------  ----------
                                              10,081      12,355       6,589      19,501      23,902      11,735
   General and administrative                  4,828       5,917       4,624       9,042      11,082       8,589
   Reimbursable costs                            174         213           -         536         657           -
   Stock-based compensation
       (notes 5 (b) and 6)                     1,870        2292       2,239        2498       3,062       2,663
   Special charges                                 -           -       2,085           -           -       2,085
   Depreciation of property and equipment        406         498         442         813         996         759
   Amortization of patent costs                   63          77          57         122         149         108
   Interest and bank charges                     109         133          24         207         254          48
                                             -------  ----------  ----------     -------  ----------  ----------
                                              17,531      21,485      16,060      32,719      40,102      25,987
                                             -------  ----------  ----------     -------  ----------  ----------
Net loss before undernoted items             (16,686)    (20,450)    (16,060)    (30,529)    (37,418)    (25,987)
                                             -------  ----------  ----------     -------  ----------  ----------

Investment income and other:
   Interest income                               516         633         253         721         884         575
   Foreign exchange gain                       1,147       1,406       1,650       1,332       1,632       2,091
   Other income                                  242         296          85         283         347          85
   Share of loss in a company subject
      to significant influence                  (672)       (824)          -      (1,288)     (1,579)          -
   Non-controlling interest                      200         245           -         383         470           -
                                             -------  ----------  ----------     -------  ----------  ----------
                                                1433       1,756       1,988       1,431        1754       2,751
                                             -------  ----------  ----------     -------  ----------  ----------
Net loss                                     (15,253)    (18,694)    (14,072)    (29,098)    (35,664)    (23,236)
                                             =======  ==========  ==========     =======  ==========  ==========

Net loss per share:
   Basic                                       (0.44)      (0.54)      (0.47)      (0.88)      (1.08)      (0.77)
   Diluted                                     (0.44)      (0.54)      (0.47)      (0.88)      (1.08)      (0.77)
                                             =======  ==========  ==========     =======  ==========  ==========

Weighted average number
   of shares outstanding:
   Basic                                              34,646,842  30,162,322              33,056,654  30,013,058
   Effect of dilutive options and warrants             1,700,683   4,745,035               2,433,878   4,723,925
                                                      ----------  ----------              ----------  ----------
   Diluted                                            36,347,525  34,907,357              35,490,532  34,736,983
                                                      ==========  ==========              ==========  ==========

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM  SECOND QUARTER ENDED JUNE 30, 2005

Consolidated Statements of Deficit_

(Unaudited)
Periods ended June 30, 2005 and 2004 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                   Three months ended June 30,                Six months ended June 30,
                                              -------------------------------------     -------------------------------------
                                                2005          2005           2004          2005         2005          2004
                                              ---------     ---------     ---------     ---------     ---------     ---------
                                               (US$ -        (CDN$)         (Cdn$)       (US$ -        (CDN$)        (Cdn$)
                                               NOTE 1)                                   NOTE 1)
Deficit, beginning of period:
   As previously reported                     (134,911)     (165,352)      (97,691)     (114,982)     (140,926)      (86,365)
   Adjustment to reflect change
      in accounting for stock options
      (note 2 (a))                                   -             -             -             -             -        (2,162)
   Adjustment to reflect change
      in accounting policy for
      long-term investment (note 2 (b))              -             -             -        (2,041)       (2,501)            -
                                              --------      --------      --------      --------      --------      --------
Deficit, beginning of period, as restated     (134,911)     (165,352)      (97,691)     (117,023)     (143,427)      (88,527)

Net loss                                       (15,253)      (18,694)      (14,072)      (29,098)      (35,664)      (23,236)

Share issue costs                                    -             -             -        (4,043)       (4,955)            -
                                              --------      --------      --------      --------      --------      --------
Deficit, end of period                        (150,164)     (184,046)     (111,763)     (150,164)     (184,046)     (111,763)

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM  SECOND QUARTER ENDED JUNE 30, 2005

Consolidated Statements of Cash Flows_

(Unaudited)
Periods ended June 30, 2005 and 2004 (in thousands of Canadian dollars) (in accordance with Canadian GAAP)

                                                      Three months ended June 30,          Six months ended June 30,
                                                   --------------------------------    --------------------------------
                                                     2005        2005        2004        2005        2005        2004
                                                   --------    --------    --------    --------    --------    --------
                                                    (US$ -      (CDN$)      (Cdn$)      (US$ -      (CDN$)      (Cdn$)
                                                    NOTE 1)                             NOTE 1)
Cash flows from operating activities:
   Net loss                                        (15,253)    (18,694)    (14,072)    (29,098)    (35,664)    (23,236)
   Adjustments for:
      Depreciation and amortization                    469         575         499         935       1,145         867
      Unrealized foreign exchange gain                (441)       (540)       (256)       (525)       (644)        (98)
      Stock-based compensation                       1,870       2,292       2,239       2,498       3,062       2,663
      Share of loss in a company
         subject to significant influence              672         824           -       1,288       1,579           -
      Non-controlling interest                        (200)       (245)          -        (383)       (470)          -
      Write-off of leasehold improvements
         and other property and equipment                -           -       1,189           -           -       1,189
      Provision for lease exit obligations               -           -         896           -           -         896
   Changes in operating assets and liabilities:
      Restricted cash                                  (78)        (96)          -      (6,000)     (7,354)          -
      Amounts receivable under
         collaboration agreement                         -           -           -      11,784      14,443           -
      Sales taxes and other receivables                269         330         794         213         261         522
      Research tax credits receivable                 (435)       (533)        808        (662)       (812)        839
      Prepaid expenses and deposits                    (73)        (90)     (1,279)       (112)       (138)     (1,883)
      Long-term prepaid expenses and deposits          213         261        (249)       (157)       (193)       (249)
      Deferred revenue                                (671)       (823)          -      (1,654)     (2,027)          -
      Accounts payable and accrued liabilities       2,487       3,048       2,036       3,268       4,005       2,227
                                                   -------     -------     -------     -------     -------     -------
                                                   (11,171)    (13,691)     (7,395)    (18,605)    (22,807)    (16,263)
                                                   -------     -------     -------     -------     -------     -------

Cash flows from financing activities:
   Proceeds from issue of common shares                 84         103         758      61,609      75,511       1,282
   Share issue costs                                     -           -           -      (4,043)     (4,955)          -
   Repayment of obligations under capital lease        (91)       (112)       (105)       (182)       (223)       (209)
   Repayment of long-term debt                         (52)        (64)          -        (237)       (290)          -
                                                   -------     -------     -------     -------     -------     -------
                                                       (59)        (73)        653      57,147      70,043       1,073
                                                   -------     -------     -------     -------     -------     -------

Cash flows from investing activities:
   Additions to property and equipment                (366)       (449)    (12,024)       (737)       (903)    (12,256)
   Additions to patent costs                          (277)       (340)       (293)       (398)       (488)       (682)
   Maturity of marketable securities                 2,445       2,997       1,998      17,922      21,966      62,725
   Proceeds from disposal of
      property and equipment                            30          37          10          52          65          10
                                                   -------     -------     -------     -------     -------     -------
                                                     1,832       2,245     (10,309)     16,839      20,640      49,797
                                                   -------     -------     -------     -------     -------     -------

Net (decrease) increase in cash and
   cash equivalents                                 (9,398)    (11,519)    (17,051)     55,381      67,876      34,607
Cash and cash equivalents,
   beginning of period                              70,743      86,706      66,369       5,880       7,207      14,869
Effect of unrealized foreign exchange gain
   on cash and cash equivalents                        441         540         256         525         644          98
                                                   -------     -------     -------     -------     -------     -------
Cash and cash equivalents, end of period            61,786      75,727      49,574      61,786      75,727      49,574
                                                   =======     =======     =======     =======     =======     =======
Supplemental cash flow disclosure (note 9)

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM  SECOND QUARTER ENDED JUNE 30, 2005

Notes to Consolidated Financial Statements_

(Unaudited)
Periods ended June 30, 2005 and 2004 (Amounts in thousands of Canadian dollars, except per share data)

1_ BASIS OF PRESENTATION:

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited balance sheet as at June 30, 2005 and the unaudited statements of operations and deficit and cash flows for the periods ended June 30, 2005 and 2004 reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual financial statements for the year ended December 31, 2004, except as disclosed in notes 2 (b) and (c) below. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended December 31, 2004.

TRANSLATION OF CONVENIENCE:

The Company's functional currency is the Canadian dollar. As a convenience to certain readers, the Company also presents the interim consolidated financial statements in US dollars using the convenience translation method whereby all Canadian dollar amounts are converted into US dollars at the noon exchange rate quoted by the Bank of Canada at June 30, 2005, which was 0.8159 US dollar per Canadian dollar. The information in US dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that the Canadian dollar amounts in the statements actually represent such US dollar amounts or could be or would have been converted into US dollars at the rate indicated.

2_ CHANGES IN ACCOUNTING POLICIES:

(a) Stock-based compensation:

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants ("CICA") to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee and director stock options. Under the settlement method, any consideration paid by employees and directors on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

The CICA has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee and director stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee and director stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

NEUROCHEM  SECOND QUARTER ENDED JUNE 30, 2005

(b) Variable Interest Entities:

On January 1, 2005, the Company adopted the recommendation of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of operations of entities that are subject to control on a basis other than ownership of voting interests (a "variable interest entity" ("VIE")). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company's investment in a holding company that owns Innodia's shares ("Innodia holding") meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia holding. Innodia holding's only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,501 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359 and $1,439, respectively.

(c) Reimbursable costs:

Reimbursable costs incurred in connection with the Company's collaboration agreement with Centocor Inc. are included in total revenues and expenses.

3_ COLLABORATION AGREEMENT:

The Company recognized $822 and $2,027 of revenue for the three and six-month periods ended June 30, 2005 under a collaboration agreement entered into in December 2004, representing the amortization of the non-refundable upfront payment over the remaining estimated period to obtaining the regulatory approvals of the product.

As required under the terms of the collaboration agreement, the Company has secured, through a bank, a letter of credit in the amount of $7,354 (US$6,000) in connection with the potentially refundable upfront payment received under the collaboration agreement. The Company has classified an equivalent amount of cash as "restricted cash" on the consolidated balance sheet to reflect the collateralization of the amount of the letter of credit.

4_ LONG-TERM DEBT:

During the period ended June 30, 2005, the Company renegotiated its revolving decreasing term credit agreement signed in July 2004. Under the terms of the amended agreement, the maximum authorized credit is reduced by $100 per quarter from June 2005 to March 2007, by $200 per quarter from June 2007 to March 2008 and by $275 per quarter thereafter until June 2009. Previously, the maximum authorized credit was reduced by $175 per quarter throughout the term.

NEUROCHEM  SECOND QUARTER ENDED JUNE 30, 2005

5_ SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL:

(a) ISSUED AND OUTSTANDING SHARE CAPITAL:

The issued and outstanding share capital consists of:

                                                               JUNE 30,    December 31,
                                                                 2005          2004
                                                               --------    ------------
                                                                             (Audited)
34,579,393 common shares (December 31, 2004 - 30,320,419)      $251,664    $    175,855
                                                               ========    ============

Changes in the issued and outstanding common shares and additional paid-in capital for the year ended December 31, 2004 and for the six-month period ended June 30, 2005 were as follows:

                                                                                        Additional
                                                                   Common shares in   paid-in capital
                                                                   ----------------   ---------------
                                                        Number          Dollars           Dollars
                                                      ----------   ----------------   ---------------
                                                                           $                 $
Balance, December 31, 2003 (audited)                  29,775,127        173,930                -
Change in accounting for stock options (note 2 (a))            -              -            2,162
Exercise of stock options:
   For cash                                              545,292          1,490                -
   Ascribed value from additional paid-in capital              -            435             (435)
Stock-based compensation                                       -              -            4,038
                                                      ----------        -------            -----
Balance, December 31, 2004 (audited)                  30,320,419        175,855            5,765

Issued for cash from public offering (i)               4,000,000         74,495                -

Exercise of stock options:
   For cash                                              258,974          1,016                -
   Ascribed value from additional paid-in capital              -            298             (298)
Stock-based compensation                                       -              -            3,062
                                                      ----------        -------            -----
Balance, June 30, 2005 (unaudited)                    34,579,393        251,664            8,529
                                                      ==========        =======            =====

i) On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of US$15.30 per share. The total proceeds of the offering to the Company was $74,495 (US$61,200). Total share issue costs of $4,955 were charged to the deficit.

(b) AGREEMENT TO ISSUE SHARES:

During the three-month period ended June 30, 2005, the agreement with the Chief Executive Officer to issue to him up to 220,000 common shares upon the execution and achievement of specified performance targets was approved by shareholders and regulators. The Company recorded $1,441 in stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

NEUROCHEM  SECOND QUARTER ENDED JUNE 30, 2005

(c) SHARE OPTION PLAN:

Changes in outstanding options granted under the Company's stock option plan for the year ended December 31, 2004 and the six-month period ended June 30, 2005 were as follows:

                                                                  Weighted average
                                                        Number     exercise price
                                                      ---------   ----------------
                                                                            $
Options outstanding, December 31, 2003 (audited)      2,298,526          7.23
Granted                                                 797,000         25.65
Exercised                                              (545,292)         2.73
Cancelled or expired                                   (186,450)         6.90
                                                      ---------         -----
Options outstanding, December 31, 2004 (audited)      2,363,784         14.51

Granted                                                 286,000         22.10
Exercised                                              (258,974)         3.93
Cancelled or expired                                    (66,325)        13.63
                                                      ---------         -----
Options outstanding, June 30, 2005                    2,324,485         16.65
                                                      =========         =====

During the three-month period ended June 30, 2005, the shareholders approved an amendment to the Company's stock option plan to change the maximum number of shares reserved for issuance from 4,438,767 common shares to 12.50% of the issued and outstanding common shares.

(d) WARRANTS:

Outstanding warrants at June 30, 2005 are as follows:

Warrants                                Exercise price       Expiry
---------                               --------------   -------------
                                               $
2,800,000                                   3.13             July 2005
1,200,000                                   7.81         February 2006
                                            ----
4,000,000

See subsequent event note 11.

6_ STOCK-BASED COMPENSATION:

In the three and six-month periods ended June 30, 2005, the Company recorded total stock-based compensation of $851 and $1,621, respectively, related to stock options granted to employees and directors after July 1, 2002 (2004 - $2,239 and $2,663, respectively).

The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

                                      JUNE 30, 2005   June 30, 2004
                                      -------------   -------------
Risk-free interest rate                   3.86%           3.72%
Expected volatility                         57%             40%
Expected life in years                       7               7
                                          ----            ----
Expected dividend yield                    NIL             Nil
                                          ====            ====

NEUROCHEM  SECOND QUARTER ENDED JUNE 30, 2005

The following table summarizes the weighted average grant-date fair value per share for options granted during the six-month periods ended June 30, 2005 and 2004:

                                               Weighted average
                                                  grant-date
                           Number of options      fair value
                           -----------------   ----------------
                                                        $
June 30, 2005                   286,000             13.11
June 30, 2004                   612,000             13.18
                                =======             =====

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations.

7_ RELATED PARTY TRANSACTIONS:

In the period ended June 30, 2005, the Company incurred fees of $1,200 (2004 - $480) under the terms of a management services agreement entered into in March 2003, as amended in December 2004, with Picchio International Inc., a company related to a shareholder, director and officer.

The Company entered into a lease agreement with a company in which a shareholder has an equity interest. In the period ended June 30, 2005, rental revenue under the agreement amounted to $221 and is included in "other income" on the consolidated statements of operations.

The transactions were recorded at the exchange amount, which is the consideration established by and agreed to by the parties.

8_ LITIGATION:

In 2002, the Company executed an agreement with Immtech International, Inc. ("Immtech") of Vernon Hills, Illinois, pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds (the "CTA"). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the CTA. A hearing has been scheduled for mid-September 2005 by the arbitral tribunal, convened in accordance with the rules of the International Court of Arbitration.

Immtech has claimed monetary damages which, to date, it has estimated at between US$18 million and US$42 million, which include an estimated valuation for equitable relief. The Company counterclaims damages which, to date, it has estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter, or the likelihood and the amount of loss, if any, is not determinable. No provision for possible loss has been recorded by the Company in connection with this matter.

The Company has and will continue to vigorously defend itself against the claims brought by Immtech.

NEUROCHEM  SECOND QUARTER ENDED JUNE 30, 2005

9_ SUPPLEMENTAL CASH FLOW DISCLOSURE:

                                              Three months ended June 30,     Six months ended June 30,
                                             ----------------------------   ----------------------------
                                               2005       2005      2004      2005       2005      2004
                                             -------     ------    ------   -------     ------    ------
                                              (US$ -     (CDN$)    (Cdn$)    (US$ -     (CDN$)    (Cdn$)
                                             NOTE 1)                        NOTE 1)
Cash and cash equivalents are comprised of:
   Cash balances with banks                    1,290      1,581     2,406     1,290      1,581     2,406
   Short-term investments                     60,496     74,146    47,168    60,496     74,146    47,168
                                              ------     ------    ------    ------     ------    ------
                                              61,786     75,727    49,574    61,786     75,727    49,574
                                              ======     ======    ======    ======     ======    ======

                                              Three months ended June 30,    Six months ended June 30,
                                              ---------------------------    -------------------------
                                                2005               2004        2005              2004
                                              --------           --------    --------           ------
Interest and stamping fees paid               $     85           $     12    $    220           $   27
                                              ========           ========    ========           ======

Acquisition of property and equipment and intangibles included in accounts payable and accrued liabilities amounted to $356 as at June 30, 2005 (December 31, 2004 - $916).

10_COMPARATIVE FIGURES:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

11_SUBSEQUENT EVENT:

On July 25, 2005, a shareholder exercised a warrant to purchase 2,800,000 common shares for total proceeds of $8,764.

NEUROCHEM  SECOND QUARTER ENDED JUNE 30, 2005

[picture]

NEUROCHEM INC.
275 Armand-Frappier Blvd.
Laval, Quebec, Canada  H7V 4A7
Telephone: (450) 680-4500
Toll-Free: 1 877 680-4500
Fax: (450) 680-4501
E-mail: info@neurochem.com
Website: www.neurochem.com